Exhibit 99.85

For Immediate Release	January 20, 2011

RIO ALTO ANNOUNCES COMPLETION OF $57.5 MILLION PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Rio Alto Mining Limited (“Rio Alto”) (TSXV: RIO; BVL: RIO; OTCQX: RIOAF; DB Frankfurt: MS2 and A0MSLE) is pleased to announce that it has completed its previously announced $50 million private placement of common shares. Rio Alto issued 28,060,000 common shares at a price of C$2.05 per common shares raising gross proceeds of C$57,523,000, including the exercise of the full underwriters’ overallotment option for an amount of C$7,503,000.

The common shares were sold by a syndicate of underwriters led by GMP Securities L.P. and including Scotia Capital Inc., Clarus Securities Inc. and Stonecap Securities Inc. (the “Underwriters”). The Underwriters received a 6.0% cash commission of $3,451,380 and 1,683,600 compensation options entitling them to purchase an equal number of common shares at C$2.05 for a period of 2 years..

The Company intends to use the net proceeds to advance the La Arena property and for general corporate purposes.

The common shares issued are subject to a four-month and one day hold period, under applicable Canadian securities laws, expiring on May 21, 2011.

The Company has received conditional approval from the TSX Venture Exchange for the listing of the common shares issued under the private placement and that may be issued upon exercise of the Underwriters’ compensation options. The Company will complete filings with the TSX Venture Exchange to satisfy its listing requirements.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED
Anthony Hawkshaw
Director and Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, including the expected approval for listing the issued common shares on the TSX Venture Exchange. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. Forward looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, this news release does not constitute an offer for sale of common shares in the United States.